March 5, 2013
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM DIRECT DIAL (650) 335-7292

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Amendment No. 13 to Registration Statement on Form S-1 Filed February 26, 2013 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 14 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2011, as amended to date (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated March 4, 2013 regarding Amendment No. 13 to the Registration Statement. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via courier, four copies of the Amendment in paper format, marked to show changes from the Registration Statement as filed on February 26, 2013.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised and is re-filing Exhibit 10.15 to the Amendment in response to certain oral comments provided by the Staff in a telephone conversation on February 27, 2013.

United States Securities and Exchange Commission

March 5, 2013

Financial Statements, page F-1

Note 1 — Description of Business and Summary of Significant Accounting Policies, page F-8

Pro Forma Balance Sheet (Unaudited), page F-8

1. We note your disclosures regarding the number of common shares after conversion, loss on early extinguishment of debt, etc. For each pro forma amount disclosed in the footnote, please revise your filing to clearly provide details of how the amounts were calculated. Alternatively you may cross reference to such calculations that are disclosed elsewhere within the document.

In response to the Staff’s comment, the Company has revised pages F-8, F-9 and F-38.

Exhibit 5.1

2. Please file an opinion which includes an updated date for the certificate of good standing referred to in clause (9) on the first page of the opinion.

In response to the Staff’s comment, we have revised clause (9) on the first page of the opinion filed as Exhibit 5.1 to the Amendment.

3. We note in the first paragraph on page 2 that counsel has assumed the completeness of all documents “submitted” to them. Please confirm our understanding that the documents to which such assumption applies were submitted to counsel by you under the cover of a signed officers’ certificate.

In response to the Staff’s comment, we have revised the first paragraph on page 2 of the opinion filed as Exhibit 5.1 to the Amendment.

4. Regarding the last assumption in the first paragraph on page 2 regarding the lack of any undisclosed termination, modification, waiver or amendment to any document reviewed by your counsel, please tell us why such assumption is necessary or appropriate. For example, we note that counsel should be able to verify the completeness and unmodified status of the documents listed in clauses (1), (3), (4) and (9) on the first page of the opinion by obtaining those documents directly from government entities, and it is not clear why counsel should be able to assume the lack of any termination, modification, waiver or amendment to any document that you have not submitted to counsel under the cover of an officers’ certificate. Please provide us with an analysis of why this assumption is necessary or appropriate or provide an opinion of counsel which does not contain such assumption.

In response to the Staff’s comment, we have revised the first paragraph on page 2 of the opinion filed as Exhibit 5.1 to the Amendment.

United States Securities and Exchange Commission

March 5, 2013

5. Since it is unclear what effect the referenced literature would have on the interpretation of the legality opinion you are required to file with your registration statement, counsel should remove the fifth paragraph on page 2.

In response to the Staff’s comment, we have removed the fifth paragraph on page 2 of the opinion that was filed as Exhibit 5.1 to the Registration Statement filed on February 26, 2013.

* * * * * * *

United States Securities and Exchange Commission

March 5, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman

Enclosure

cc:	Scott A. Lang, Chief Executive Officer

Richard S. Arnold, Jr., General Counsel

David B. Leeb, VP, Associate General Counsel

Silver Spring Networks, Inc.

Michael A. Brown

Fenwick & West LLP

Yogi Ransing

Ernst & Young LLP

Sarah K. Solum

Davis Polk & Wardwell LLP